UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, March 19, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

                                   The purpose of this letter is to inform that the following Notice to the Market will be published on March 22nd and 23rd, 2004:

“Banco Bradesco S.A. informs the market, its stockholders and clients, referring to the stock grouping transaction approved in the Special Stockholders’ Meeting held on 12.17.2003, in the proportion of 10,000 (ten thousand) stocks for 1 (one) stock of its respective type, that:

  the period for stockholders to adjust their stock interest, per type, in multiple blocks of 10,000 (ten thousand) ended on 3.19.2004, as informed in the Notice to the Market published on 01.14.2004;
  as of today (03.22.2004), stocks will be traded at the São Paulo Stock Exchange – BOVESPA, per its unitary price only, and in International Markets, in the proportion of 1 (one) stock for 1 (1) DR – Depositary Receipts (ADR in New York – USA and GDR in Madrid, Spain);
  stock fractions belonging to stockholders who have decided not to adjust their stock interest, were separated, grouped in whole numbers and will be auctioned at BOVESPA on 03.31.2004. The amount resulting from such auction will be either deposited into the stockholders’ accounts or made available at the Company, as of 04.12.2004;
  amounts resulting from the sale of stock fractions kept in custody at CBLC (Brazilian Clearing and Depositary Corporation) will be transfered to the CBLC, which will then transfer such amounts to the holders of stock fractions through custodian brokerage firms, on the above-mentioned date (04.12.2004);
  Dividends and Interests on Own Capital declared as of April 2004 will be paid per stock to all stockholders, regardless of the number of stocks held.”.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.